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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                             ----------------------


                                  SCHEDULE 13G
                                 (Rule 13d-102)

            INFORMATION STATEMENT PURSUANT TO RULES 13D-1 AND 13D-2
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (Amendment No. 2)(1)

                           Maverick Tube Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   577914104
                  --------------------------------------------
                                 (CUSIP Number)

                             ----------------------





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(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

    The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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CUSIP No. 577914104                       13G



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 1    NAME OF REPORTING PERSONS
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
      AmGO III, Limited Partnership
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 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a) /  /
                                                             (b) /X/

--------------------------------------------------------------------------------
 3    SEC USE ONLY



--------------------------------------------------------------------------------
 4    CITIZENSHIP OR PLACE OF ORGANIZATION

      New York
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                               5     SOLE VOTING POWER

          NUMBER OF
                                     None
           SHARES              -------------------------------------------------
                               6     SHARED VOTING POWER
        BENEFICIALLY

          OWNED BY                   None
                               ------------------------------------------------
            EACH               7     SOLE DISPOSITIVE POWER

          REPORTING
                                     None
           PERSON              ------------------------------------------------
                               8     SHARED DISPOSITIVE POWER
            WITH

                                     None
-------------------------------------------------------------------------------
 9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


      None
--------------------------------------------------------------------------------
10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
                                                          /x/


--------------------------------------------------------------------------------
11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9


      0%
--------------------------------------------------------------------------------
12    TYPE OF REPORTING PERSON*


      PN
--------------------------------------------------------------------------------



                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


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         The information contained in this Amendment Number 2 to Schedule 13G is filed with respect to the Common Stock, par value $0.01 per share (the "Stock"), of Maverick Tube Corporation (the "Issuer") beneficially held by AmGO III, Limited Partnership ("AmGO"). The purpose of this Amendment Number 2 to
Schedule 13G ("Schedule 13G") is to report the reduction of the number of shares beneficially owned by AmGO to zero.

         Pursuant to Rule 13d-2(c) of the Exchange Act Rules, and because this is the first electronic amendment to a paper format Schedule 13G, the text of each item of the Schedule 13G is restated, followed by the amendment, if applicable. THIS AMENDMENT NUMBER 2 TO SCHEDULE 13G IS INTENDED TO AMEND ALL PRIOR FILINGS OF AMGO WITH RESPECT TO THE ISSUER.

Item 1:

         (a) Name of Issuer; (b) Address of Issuer:

                  This statement relates to the Common Stock, $.01 par value, of Maverick Tube Corporation (the "Issuer") located at 400 Chesterfield Center, Chesterfield, Missouri, 63017.

Item 2:

         (a)      Name of Person Filing:

                  The person filing this statement is AmGO III, a New York limited partnership ("AmGO").

         (b)      Address of Principal Business Office or, if None, Residence:

                  AmGO's principal business office is located at 475 Steamboat Road, Greenwich Connecticut 06830.

         (c)      Citizenship:

                  AmGO is a New York limited partnership.

         (d)      Title of Class of Securities:

                  This form relates to AmGO's holdings in the Issuer's Common Stock, $.01 par value.

         (e)      CUSIP Number:

                  The CUSIP Number for the Common Stock is 577914104.

Item 3:

         If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person is a:

                  N/A

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Amendment to Item 3:

                  Item 3 is hereby amended by adding the following paragraph:

                  This Amendment Number 2 to Schedule 13G is filed pursuant to Rule 13d-2(b). However, the Schedule 13G was not filed pursuant to Rule 13d-1(b), but rather pursuant to Rule 13d-1(c) (under the portion of that subsection relating to the exemption provided by Section 13(d)(6)(A) of the Securities Exchange Act of 1934). AmGO did not and does not fit any of the categories provided by Item 3. Therefore, Item 3 is not applicable.

Item 4:

         Ownership.

         (a) As of December 31, 1993, AmGO beneficially owned 720,402 shares of the Common Stock of Issuer.

         (b) The percent of the Common Stock beneficially owned by AmGO is 12.9%.

         (c)      Number of shares as to which AmGO had:

                  (i)      sole power to vote or to direct the vote:
                           720,402 shares.

                  (ii)     shared power to vote or to direct the vote:
                           None.

                  (iii)    sole power to dispose or direct the disposition of:
                           720,402 shares.

                  (iv)     shared power to dispose or direct the disposition of:
                           None.

Amendment to Item 4:

                  Item 4 is hereby amended by replacing the current language with the following paragraph:

                  Because the percent of shares of Stock beneficially owned by AmGO did not exceed five percent as of December 31, 1996, Item 4 is inapplicable.

Item 5:

         Ownership of five percent or less of a class.

                  N/A

Amendment to Item 5:

                  Item 5 is hereby amended by adding the following paragraph:


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[X]            This statement is being filed to report the fact that, as of
         December 31, 1996, AmGO has ceased to be the beneficial owner of more than five percent of the outstanding shares of Stock.

Item 6:

         Ownership of More than Five Percent on Behalf of Another Person.

                  The Managing General Partner of AmGO is First Reserve Corporation, a Delaware Corporation. The managing directors of First Reserve Corporation are David H. Kennedy, Paul G. McDermott, John A. Hill, Elizabeth Foley and William E. Macaulay.

Amendment to Item 6:

                  Item 6 is hereby amended by replacing the current language with the following paragraph:

                  The Managing General Partner of AmGO is First Reserve Corporation, a Delaware Corporation. The managing directors of First Reserve Corporation are David H. Kennedy, John A. Hill, Elizabeth Foley, William E. Macaulay, Jonathan S. Linker, and Bruce M. Rothstein.

Item 7:

         Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

                  N/A

Item 8:

         Identification and classification of the Group.

                  N/A

Item 9:

         Notice of Dissolution of Group.

                  N/A

Item 10:

         Certification.

                  N/A

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                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment Number 2 to Schedule 13G is true, complete and correct.

Dated:  February 14, 1997

                                              First Reserve Corporation

                                                   /s/ Elizabeth Foley
                                             ----------------------------------
                                              Name:    Elizabeth Foley
                                              Title:   Managing Director



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